Filed by Martin Marietta Materials, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Texas Industries, Inc.
Commission File No.: 001-04887

Commission File No. for Registration Statement
on Form S-4:  333-194288

On March 26, 2014, Martin Marietta Materials, Inc. attended the BB&T 8th Annual Commercial & Industrial Investor Conference, at which it began distributing the following presentation to investors:

March 26, 2014 * Rock Solid Fundamentals. Positioned for the Long Term.TM BB&T 8th Annual Commercial & Industrial Investor Conference

Martin Marietta Materials   BB&T 8th Annual Commercial & Industrial Investor Conference   Rock Solid Fundamentals. Positioned for the Long Term.TM   March 26, 2014

Cautionary Statements Regarding Forward-Looking Statements Certain statements in this communication regarding the proposed acquisition of Texas Industries (“TXI”) by Martin Marietta, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Martin Marietta’s and TXI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of approval of both Martin Marietta’s shareholders and TXI’s stockholders; the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate TXI’s operations into those of Martin Marietta; the integration of TXI’s operations into those of Martin Marietta being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; the retention of certain key employees of TXI being difficult; Martin Marietta’s and TXI’s ability to adapt its services to changes in technology or the marketplace; Martin Marietta’s and TXI’s ability to maintain and grow its relationship with its customers; levels of construction spending in the markets; a decline in the commercial component of the nonresidential construction market and the subsequent impact on construction activity; a slowdown in residential construction recovery; unfavorable weather conditions; a widespread decline in aggregates pricing; changes in the cost of raw materials, fuel and energy and the availability and cost of construction equipment in the United States; the timing and amount of federal, state and local transportation and infrastructure funding; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; and changes to and the impact of the laws, rules and regulations (including environmental laws, rules and regulations) that regulate Martin Marietta’s and TXI’s operations. Additional information concerning these and other factors can be found in Martin Marietta’s and TXI’s filings with the Securities and Exchange Commission (the “SEC”), including Martin Marietta’s and TXI’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These risks, as well as other risks associated with Martin Marietta’s proposed acquisition of TXI are also more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Martin Marietta filed with the SEC on March 3, 2014 in connection with the proposed acquisition. Martin Marietta and TXI assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
MARTIN MARIETTA MATERIALS

Additional Information and Where to Find It   In connection with the proposed transaction between Martin Marietta and TXI, Martin Marietta filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Martin Marietta and TXI and that also constitutes a prospectus of Martin Marietta (which registration statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BY MARTIN MARIETTA OR TXI, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MARTIN MARIETTA, TXI AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Martin Marietta upon written request to the Corporate Secretary at Martin Marietta Materials, Inc., 2710 Wycliff Road, Raleigh, NC 27607, telephone number (919) 783-4540 or from Martin Marietta’s website, http://ir.martinmarietta.com or from TXI upon written request to TXI at Investor Relations, Texas Industries, Inc., 1503 LBJ Freeway, Suite 400, Dallas, Texas 75234, telephone number (972) 647-6700 or from TXI’s website, http://investorrelations.txi.com.    Participants in Solicitation    This communication is not a solicitation of a proxy from any investor or securityholder. However, Martin Marietta, TXI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding Martin Marietta’s directors and executive officers may be found in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on February 24, 2014 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on April 16, 2013. Information regarding TXI’s directors and executive officers may be found in its Annual Report for the year ended May 31, 2013 on Form 10-K filed with the SEC on July 22, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on August 23, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus when it becomes available.    Non-Solicitation    This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.    MARTIN MARIETTA MATERIALS

Despite an Unforgiving Environment…    * Peak EBITDA, as reported

…and Anemic Volume Recovery…    203 123 134*    (tons in millions)    80M ton volume decrease through construction cycle    * Based on 2014 guidance per Press Release dated January 28, 2014    Note: Volume for 2005 – 2013 represents volume, as originally reported, for the Aggregates Business.    MARTIN MARIETTA MATERIALS

…We Continued to Differentiate Ourselves  MARTIN MARIETTA MATERIALS

Differentiators Pricing Discipline    Aggregates Product Line Pricing Performance    3.2% 4.5% 3%    Average annual increase since 1986 Increase since 2006 Increase in 2013    2014 guidance per Press Release dated January 28, 2014 3% - 5% Increase in 2014F*    MARTIN MARIETTA MATERIALS

Differentiators Cost Discipline    Volumes 44% from 2007 to 2013    Volume up 4% (2013) Incremental Margin > 85%    Mid-Atlantic Division    MARTIN MARIETTA MATERIALS

Differentiators Specialty Products    Record Net Sales Record Profitability    MARTIN MARIETTA MATERIALS

Differentiators Energy    Texas 97% increase    MARTIN MARIETTA MATERIALS

Differentiators Energy – Eagle Ford in Texas *    Economic Benefits    116,000 full-time jobs    > $28B in gross regional product    > $1B in state and local government revenues    Investments in Supporting Industry    Pipelines    Processing plants    Fractional capacity projects    Crude/condensate terminal/storage facilities ($5B bids)    MARTIN MARIETTA MATERIALS

Differentiators Strategic Initiatives    Acquisition of Lafarge’s Colorado Front Range assets & Suburban Ready Mix (December 2011)    New Kiln at Specialty Products’ Woodville Plant (November 2012)    Lafarge Atlanta Acquisition (July 2013)    Tausch San Antonio Acquisition (June 2011)    Texas Millet Yard (October 2011)    MARTIN MARIETTA MATERIALS

Differentiators – Strategic Initiatives Martin Marietta and Texas Industries: An Expanded Platform for Growth    Market leader with substantial scale    Leading U.S. aggregates producer enhanced with targeted cement presence
Nationwide operations with geographic and product diversity    Best-in-class long-haul network    Complementary, high-quality assets    Low integration risk    Attractive aggregates operations    State-of-the-art cement facilities
Superior ready-mix assets    Well positioned for long-term growth    Exposure to perennially largest, fastest growing geographies   Vertical integration across aggregates and targeted cement operations    Highly efficient, low-cost operators    Early stages of cyclical economic recovery    Significant shareholder value creation    Disciplined management team driving tangible synergies    Strong balance sheet, financial flexibility and access to capital    MARTIN MARIETTA MATERIALS

Differentiators – Strategic Initiatives Combination of Strong Franchises    Martin Marietta    #2 U.S. aggregates producer    $1.9bn 5,160    Approximately 300 operating facilities 13.4bn tons of aggregates reserves    Aggregates, ready-mix, asphalt / road paving and specialty products   LTM Net Sales1    Employees2    Operations    Key Products    Texas Industries    #1 cement producer in Texas #3 in California by cement capacity    $0.8bn  2,040    0.8bn tons of aggregates reserves 7.4mm tons of cement capacity 106 ready-mix plants    Aggregates, cement and ready-mix    WA NV UT WY CO NE KS OK    Specialty Products facility    MN IA MO AR ND IN OH WV MD VA NC SC TN MS AL GA FL Bahamas LA KY    Aggregates Plants    Aggregates Terminals    Midlothian Cement Plant    Hunter Cement Plant    Ready-Mix Joint-Venture Plants    Ready-Mix Locations    Cement Terminals    Oro Grande Cement Plant    Crestmore Grinding Plant San Francisco Nova Scotia MD TX PA NY AZ NM    Aggregates sales Aggregates production and sales NJ    Source: Company filings 1 Martin Marietta as of 12/31/2013. Texas Industries as of 11/30/2013. Excludes intersegment sales. 2 Martin Marietta as of 12/31/2013. Texas Industries as of 5/31/2013.    MARTIN MARIETTA MATERIALS

Differentiators – Strategic Initiatives Combination Strengthens Aggregate Position    Source: Company filings   Note: Based on latest fiscal year.    1 Assumes U.S. aggregates tonnage produced is equal to U.S. aggregates tonnage shipped.    2 Assumes U.S. aggregates revenue as a percentage of total revenue is equal to U.S. tonnage as a percentage of total tonnage.    MARTIN MARIETTA MATERIALS

Differentiators Geography    Texas    MARTIN MARIETTA MATERIALS

Differentiators Geography    Colorado    MARTIN MARIETTA MATERIALS

Differentiators Geography    North Carolina    MARTIN MARIETTA MATERIALS

Differentiators Geography    Iowa    MARTIN MARIETTA MATERIALS

Differentiators Geography   Georgia/Florida    MARTIN MARIETTA MATERIALS

2014 Outlook Performance Drivers    MARTIN MARIETTA MATERIALS

2014 Outlook Residential Construction    Source: McGraw Hill Construction 2014 Forecast (released October 2013)    Double-digit growth    * 2014 guidance per Press Release dated January 28, 2014
MARTIN MARIETTA MATERIALS

2014 Outlook Nonresidential Construction    Commercial Sector    Market fundamentals improve September ABI: 54.3 Declining vacancy rates Higher rents More readily available lending    U.S. Office Vacancy (REIS Q3 2013) U.S. Retail Vacancy (REIS Q3 2013)    Shale Development    Greatest contributor to natural gas production growth     Natural Gas Production by Source (trillion ft3)    Mid-to-high single digit growth    * 2014 guidance per Press Release dated January 28, 2014    MARTIN MARIETTA MATERIALS

2014 Outlook Public Infrastructure Construction   Slight growth    * 2014 guidance per Press Release dated January 28, 2014    MARTIN MARIETTA MATERIALS

2014 Outlook – Public Infrastructure Construction The State of the States   D I S C U S S I O N   M A T E R I A L S Vermont Alabama Arizona Arkansas California Colorado Connecticut Delaware Idaho Illinois Indiana Kansas Kentucky Louisiana Maine Maryland Massachusetts Michigan Minnesota Mississippi Missouri Montana Nebraska Nevada New Hampshire New Jersey New Mexico New York North Dakota Ohio Oklahoma Oregon     Pennsylvania Rhode Island South Carolina South Dakota Tennessee Texas Utah Virginia Washington West Virginia Wisconsin Wyoming Alaska Below 2% 2% - 4% Above 4%    Source: Moody’s, Bloomberg Debt to GDP ratio Hawaii North Carolina Iowa Georgia Florida    MARTIN MARIETTA MATERIALS

Questions? *